O  L  S  H  A  N

O L S H A N   G R U N D M A N   F R O M E   R O S E N Z W E I G   &   W O L O S K Y   L L P

PARK AVENUE TOWER
65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
FACSIMILE: 212.451.2222

WWW.OLSHANLAW.COM

DIRECT DIAL: 212.451.2259
EMAIL: HKESNER@OLSHANLAW.COM

July 21, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings

Re:	Handheld Entertainment, Inc. Amendment No. 3 to Registration Statement on Form SB 2 Filed July 11, 2006 File No. 333-133550

Amendment No. 1 to Registration Statement on Form SB 2 Filed July 11, 2006 File No. 333-133215

Quarterly Report on Form 10-QSB/A
Filed July 3, 2006
File No. 333-124421

Dear Mr. Owings:

We are securities counsel to Handheld Entertainment, Inc., a Delaware corporation (the ‘‘Company’’). We hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance dated July 20, 2006 relating to the following filings of the Company: (i) Amendment No. 3 to Form SB-2 filed on July 11, 2006 (‘‘Amendment No. 3’’); (ii) Amendment No. 1 to Form SB-2 filed on July 11, 2006 (the ‘‘Resale SB-2’’) and (iii) Form 10-QSB/A filed on July 3, 2006. Our responses are numbered to correspond to the comments of the staff of the Division of Corporation Finance (the ‘‘Staff’’) and are filed in conjunction with Amendment No. 4 to the Registration Statement on Form SB-2 (‘‘Amendment No. 4’’), which amends Amendment No. 3.

Form SB-2, File No. 333-133550

Exhibit 5.1, Legality Opinion

1.	We note that the opinion relates to 3,500,000 shares of common stock and up to 525,000 shares of common stock which the underwriters will have a right to purchase to cover over-allotments. Disclosure in the registration statement indicates you will

July 21, 2006

offer 3,800,000 shares of common stock and have granted the underwriters and option to purchase up to an additional 570,000 shares to cover over-allotments. Please reconcile the different amounts and revise your disclosure as appropriate.

Exhibit 5.1 has been so revised.

2.	We note that the legal opinion is limited to the General Corporation Law of the State of Delaware. Please revise or confirm by letter that that the General Corporation Law of the State of Delaware includes the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws. See the Corporation Finance Current Issues Outline, November 12, 2000.

Exhibit 5.1 has been so revised.

3.	We note the statement that the opinion speaks only as of the date hereof. Please be aware that the opinion must speak as of the effective date of the registration statement. Please revise to eliminate your reference to a specific date or date the legality opinion as of the date of effectiveness.

Exhibit 5.1 has been so revised

4.	We note the statement that the opinion is being furnished solely for the company's benefit. Please revise to clarify that investors are also permitted to rely upon counsel's opinion.

Exhibit 5.1 has been so revised.

5.	Please revise the legality opinion filed with your amended Form SB-2, File No. 333-133215, to comply with the above comments as appropriate.

Exhibit 5.1 to Form SB-2, File No. 333-133215, has been so revised.

July 21, 2006

Form 10-QSB/A for the quarterly period ended March 31, 2006

Item 3. Controls and Procedures, page 28

6.	Please revise your future disclosures regarding your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-QSB accordingly.

The Company undertakes to revise future filings to encompass the full definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). The Company believes that its disclosure regarding the effectiveness of its disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures.

* * * * *

Closing

We have carefully reviewed the Staff's comments and have set forth our responses above. We have incorporated such responses, where applicable, in Amendment No. 4. For your convenience, we have included three (3) copies of both a marked (compared to Amendment No. 3 filed on July 11, 2006) and a clean copy of Amendment No. 4.

We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact Benjamin Reichel at (212) 451-2291 or the undersigned at (212) 451-2259.

Sincerely,
Harvey J. Kesner